FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of December 2003.

Total number of pages: 21.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number
1. [(English Translation) The 100th Semi-annual Information]	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Senior Managing Director

Date:    December 12, 2003

2003.9

To Our Shareholders

The 100th

Semi-annual Information

2003.4.1-2003.9.30

NOMURA HOLDINGS, INC.

To Our Shareholders

It gives me great pleasure to present the 100th Semi-annual Operating Results of Nomura Holdings, Inc.

During the first half of the year we continued to face harsh business conditions, but the stock market picked up slightly towards the end of the period on the back of a partial recovery of corporate results. Based on accounting principles generally accepted in the United States (US GAAP), consolidated net revenue was 414.8 billion yen, consolidated income before income taxes stood at 159.3 billion yen and consolidated net income was 86.7 billion yen. As a result, ROE was 10.4%.

During the period, Nomura decided to introduce an interim dividend system and the interim dividend payable to the Company’s shareholders for the six months ended September 30, 2003 was 7.5 yen per share.

Though the future business climate remains unpredictable, there are growing signs that Japan’s real economy is turning around. This can be seen in the return to positive economic growth since last year as well as upbeat corporate results. Furthermore, simplification of the dividend tax system and a reduced taxation rate as well as the introduction of defined contribution pension plans and Japanese government bonds for individual investors are preparing the way for greater capital market participation by individuals. Against this backdrop, Nomura aims to respond flexibly to its customers’ diversified needs through effective capital market-based solutions.

Nomura adopted the Committee System following approval at the 99th Ordinary General Meeting of Shareholders this June. This move allowed us to separate management and oversight functions, and many of the powers to conduct business have been delegated to executive officers. We have also established three committees, the Nomination Committee, the Audit Committee and the Compensation Committee, each of which is made up of a majority of outside directors.

Under this new structure, Nomura will be able to make quicker and more transparent management decisions. At the same time, it will also enable us to consolidate the Group’s collective strengths in our quest to consistently grow corporate value while at the same time contributing positively to Japan’s economic structural reforms and expansion of its securities markets.

As always, Nomura Group looks forward to your continued support.

                                                                             December 2003

                                                                                  President & CEO

                                                                             Nobuyuki Koga

Basic Management Policy

The vision of the Nomura Group (Nomura Holdings, Inc. (the “Company”) and its domestic and overseas consolidated subsidiaries, except for companies invested through merchant banking activities) is to enhance its position as a “globally competitive Japanese financial services group.” The Company will seek to realize this vision by strengthening the Group’s franchise in domestic securities markets that have a high growth potential and by consolidating the Group’s comprehensive capabilities around the globe.

As a management target, the Company intends to maintain an average consolidated return on equity of 10 to 15% over the medium- to long-term.

Structure of Business Operations

In executing the business operations, the Nomura Group focuses on business lines, which are linked globally, rather than individual legal entities. The Group’s business lines are comprised of three lines: Domestic Retail, Global Wholesale and Asset Management, and Global Wholesale consists of Fixed Income, Equity, Investment Banking and Merchant Banking.

The Company allocates management resources to the business lines after examining their business plans and budgets. Each business line operates within the management resources allocated, and the Company monitors the results closely.

To establish a strong business portfolio, the Nomura Group will enhance the professional skills of each business line, to which it delegates an appropriate level of authority to execute business, and strengthen linkages among business lines to take full advantage of the Group’s global capabilities.

Management Strategy of Each Business Line

While there remain many cautious views on Japan’s economy and securities markets, some indications of economic recovery can be found, such as growth of real gross domestic products and favorable changes in corporate profits. In this environment, the Nomura Group will analyze various customer needs, combine its accumulated experience and expertise both at home and abroad and develop products so that it can provide creative solutions to customers through capital markets. The strategies of each business line are as follows.

With regards to Domestic Retail, the Nomura Group will enhance its flexibility and capacity to quickly supply domestic and overseas products based on the specific needs of each customer. Through providing the best financial services, the Group seeks to increase customers’ assets entrusted to it. In addition, the Group will continue its efforts to broaden individual investors’ participation in the securities markets by supporting capital market lectures at colleges and universities and investor education programs in local communities.

In Global Wholesale, the Nomura Group will flexibly respond to changes in the business environment and exploit expanding business opportunities. The Group will promote a globalization strategy through providing solutions to various needs of customers, such as advice on mergers and acquisitions, industrial revitalization, securitization and trading for asset liquidation.

Regarding Asset Management, the Nomura Group aims to improve investment performance through generating medium to long-term value-added by strengthening research functions. In addition, while expanding the marketing channels and enhancing the product development capabilities, the Group endeavors to increase assets under management and revenues. In regards to the defined contribution pension plan business, the Group will broaden its customer base through enhancing the offering of integrated services ranging from consulting for plan implementation to supply of products.

Corporate Governance Structure

The Company has attached on great importance to business management in order to maximize shareholders’ value and taken a series of measures to enhance corporate governance. The Company has adopted the Committee System following amendments to the Articles of Incorporation at the General Meeting of Shareholders held in June.

Under the Committee System, a company shall establish three committees: a nomination committee, an audit committee and a compensation committee, each of which has a majority of outside directors, and executive officers who execute business activities. Directors shall supervise business management through activities in three committees, etc. and executive officers shall execute business activities under the powers delegated by the board of directors. The Company determined to adopt the Committee System mainly from the following three reasons.

Firstly, the Company determined that the new Committee System is more functional that the old statutory auditor system because under the new system management oversight functions are separated from business operation functions unlike under the old system.

Secondly, as a result of the new structure under which many of the powers to execute business activities are delegated to executive officers by the board of directors, the Company can make quicker management decision on a consolidated basis.

Thirdly, the Company can further improve transparency through establishing three committees: a Nomination Committee, a Compensation Committee and an Audit Committee, each of which has a majority of outside directors.

Also, following the adoption of the Committee System, the Company has enhanced its internal control systems by increasing effectiveness of the audit by the Audit Committee, the majority of which are outside directors. The Company has taken the following three measures.

Firstly, the Company has directed non-executive but full-time directors (“Audit Mission Director”), who are very familiar with the business and organization of the Nomura Group, to support the audit of the Audit Committee, by sitting with important meetings or inspecting daily business operations.

Secondly, a director who is a member of the Audit Committee and an Audit Mission Director serve on the Internal Controls Committee which is charged with the task of discussing the Company’s internal controls and procedures. Moreover, the Company has maintained information flow from the Internal Audit Department to the Audit Committee and the Audit Mission Directors as well as to President & CEO.

Thirdly, the Company has established Office of Audit Committee to assist the activities of the Audit Committee and the Audit Mission Directors.

Under the above measures, the Company has established the structure under which the Audit Committee can fully monitor the effectiveness of internal controls and procedures of the entire Company.

Structure for Business Execution

For the purpose of the efficient and proper business execution by executive officers, the Company has adopted the management structure under which the important matters out of the operational powers delegated to executive officers by the board of directors shall be determined and discussed in the Board of Executive Officers and the Executive Management Board.

The Board of Executive Officers composed of all twenty-seven executive officers is authorized to discuss and determine the annual business plan and budget and the allocation of the management resources of the Nomura Group.

The Executive Management Board consisting of ten executive officers, representative executive officers and executive officers appointed by the board of directors, is authorized to discuss and determine the basic management policy and important matters of the Nomura Group.

In addition, as described above, the Internal Controls Committee, which consists of six members, four executive officers including President & CEO and two directors including one outside director, is authorized to discuss matters concerning maintaining internal controls and procedures for the business of the Nomura Group and promoting proper corporate behavior.

Moreover, for the purpose of utilizing outside opinions for establishing the management strategy, the Company maintains the Advisory Board as a consulting body to the Executive Management Board and consults business managers of prestigious Japanese corporations. The Company will not adhere to its internal established ideas but will pursue efficient and proper management from multi-factored perspectives.

Overview of the Nomura Group (as of December 12, 2003)

The Nomura Group is a financial service group consisting of Nomura Holdings, Inc. as a holding company and its domestic and overseas consolidated subsidiaries including Nomura Securities Co., Ltd. and Nomura Asset Management Co., Ltd.

Nomura Holdings, Inc.
Nomura Securities Co., Ltd.
Nomura Asset Management Co., Ltd.
Other Domestic Subsidiaries (*)
Nomura Holding America Inc.
Nomura Securities International, Inc., etc.
Nomura Europe Holdings plc
Nomura International plc, etc.
Nomura Asia Holding N.V.
Nomura International (Hong Kong) Limited, etc.
Other Overseas Subsidiaries

(*) The Nomura Trust & Banking Co., Ltd.
Nomura Babcock & Brown Co., Ltd.
Nomura Capital Investment Co., Ltd.
Nomura Investor Relations Co., Ltd.
Nomura Principal Finance Co., Ltd.
Nomura Funds Research and Technologies Co., Ltd.
Nomura Pension Support & Service Co., Ltd.
Nomura Research & Advisory Co., Ltd.
Nomura Business Services Co., Ltd.
Nomura Satellite Communication Co., Ltd.

Results of Operations (Consolidated)

Financial Overview

The following table provides selected consolidated income statement information for the six months ended September 30, 2002 and 2003.

	Millions of yen
	For the six months ended
	September 30, 2002	September 30, 2003
Non-interest revenue	¥223,340	¥355,498
Net interest revenue	60,075	59,276

Net revenue	283,415	414,774
Non-interest expenses	242,778	255,523

Income before income taxes	40,637	159,251
Income tax expense	19,366	72,565
Cumulative effect of accounting change (*1)	109,799	—

Net income	¥131,070	¥86,686

Return on equity (ROE) (*2)	9.1%	10.4%

(*1)	Cumulative effect of accounting change represents writing off the remaining unamortized negative goodwill associated with the additional acquisition of shares of Nomura Asset Management Co., Ltd.

(*2)	ROE for the interim period is calculated as below:

(Income before cumulative effect of accounting change x 2 + Cumulative effect of accounting change, if any)

(Shareholders’ equity at the beginning of period + Shareholders’ equity at the end of period) / 2

We reported net revenue of ¥ 414,774 million for the six months ended September 30, 2003, an increase of 46% from ¥ 283,415 million for the six months ended September 30, 2002. Non-interest expenses were ¥ 255,523 million for the six months ended September 30, 2003, an increase of 5% from the same period in the prior year.

Income before income taxes and net income were ¥ 159,251 million and ¥ 86,686 million, respectively, for the six months ended September 30, 2003. This compares to income before income taxes and net income of ¥ 40,637 million and ¥ 131,070 million respectively for the same period in the prior year.

Total assets were ¥ 27.2 trillion at September 30, 2003, an increase of ¥ 6.1 trillion from March 31, 2003 and total shareholders’ equity increased by ¥ 63,220 million from March 31, 2003 to ¥ 1.7 trillion at September 30, 2003. Our return on equity was 10.4% for the six months ended September 30, 2003.

Business Segments

Operating Results of Domestic Retail

	Millions of yen
	For the six months ended
	September 30, 2002	September 30, 2003
Non-interest revenue	¥122,573	¥149,787
Net interest revenue	1,204	775

Net revenue	123,777	150,562
Non-interest expenses	108,429	111,117

Income before income taxes	¥15,348	¥39,445

Domestic Retail has further strengthened its capabilities to provide personalized investment consultation services with customers in order to meet their various investment needs in the current low interest rate environment. Net revenue increased by 22% from ¥ 123,777 million for the six months ended September 30, 2002 to ¥ 150,562 million for the six months ended September 30, 2003. Non-interest expenses increased by 2% from ¥ 108,429 million for the six months ended September 30, 2002 to ¥ 111,117 million for the six months ended September 30, 2003. As a result, Income before income taxes increased by 157% from ¥ 15,348 million for the six months ended September 30, 2002 to ¥ 39,445 million for the six months ended September 30, 2003.

Operating Results of Global Wholesale

	Millions of yen
	For the six months ended
	September 30, 2002	September 30, 2003
Non-interest revenue	¥97,645	¥163,829
Net interest revenue	47,510	45,279

Net revenue	145,155	209,108
Non-interest expenses	99,707	113,756

Income before income taxes	¥45,448	¥95,352

Global Wholesale has made an effort to manage its business portfolio based on global customers’ order-flow and Fixed Income and Equity increased net gain on trading. Net revenue increased by 44% from ¥ 145,155 million for the six months ended September 30, 2002 to ¥ 209,108 million for the six months ended September 30, 2003. Non-interest expenses increased by 14% from ¥ 99,707 million for the six months ended September 30, 2002 to ¥ 113,756 million for the six months ended September 30, 2003. As a result, Income before income taxes increased by 110% from ¥ 45,448 million for the six months ended September 30, 2002 to ¥ 95,352 million for the six months ended September 30, 2003.

Fixed Income

Net revenue increased by 45% from ¥ 76,363 million for the six months ended September 30, 2002 to ¥ 110,379 million for the six months ended September 30, 2003, mainly due to an increase in net gain on trading relating to foreign currency bonds. Non-interest expenses increased by 34% from ¥ 35,278 million for the six months ended September 30, 2002 to ¥ 47,367 million for the six months ended September 30, 2003. As a result, Income before income taxes increased by 53% from ¥ 41,085 million for the six months ended September 30, 2002 to ¥ 63,012 million for the six months ended September 30, 2003.

Equity

Net revenue increased by 39% from ¥ 42,770 million for the six months ended September 30, 2002 to ¥ 59,331 million for the six months ended September 30, 2003, mainly due to an increase in customers’ order-flow, such as block trading. Non-interest expenses increased by 9% from ¥ 32,670 million for the six months ended September 30, 2002 to ¥ 35,672 million for the six months ended September 30, 2003. As a result, Income before income taxes increased by 134% from ¥ 10,100 million for the six months ended September 30, 2002 to ¥ 23,659 million for the six months ended September 30, 2003.

Investment Banking

Net revenue for Investment Banking increased by 1% from ¥ 33,283 million for the six months ended September 30, 2002 to ¥ 33,476 million for the six months ended September 30, 2003, partly due to a revitalization in equity capital markets. Non-interest expenses for Investment Banking decreased by 7% from ¥ 27,487 million for the six months ended September 30, 2002 to ¥ 25,544 million for the six months ended September 30, 2003. As a result, Income before income taxes for Investment Banking increased by 37% from ¥ 5,796 million for the six months ended September 30, 2002 to ¥ 7,932 million for the six months ended September 30, 2003.

Merchant Banking

Net loss for Merchant Banking was ¥ 7,261 million for the six months ended September 30, 2002 and Net revenue for Merchant Banking was ¥ 5,922 million for the six months ended September 30, 2003, mainly due to gains from exit transactions and a rise in the fair value of investments. Non-interest expenses for Merchant Banking increased by 21% from ¥ 4,272 million for the six months ended September 30, 2002 to ¥ 5,173 million for the six months ended September 30, 2003. As a result, Loss before income taxes for Merchant Banking was ¥ 11,533 million for the six months ended September 30, 2002 and Income before income taxes for Merchant Banking was ¥ 749 million for the six months ended September 30, 2003.

Operating Results of Asset Management

	Millions of yen
	For the six months ended
	September 30, 2002	September 30, 2003
Non-interest revenue	¥20,138	¥15,231
Net interest (expense) revenue	(32)	1,071

Net revenue	20,106	16,302
Non-interest expenses	17,677	18,709

Income (loss) before income taxes	¥2,429	¥(2,407)

Net revenue decreased by 19% from ¥ 20,106 million for the six months ended September 30, 2002 to ¥ 16,302 million for the six months ended September 30, 2003, due to a decrease in asset management and portfolio service fees reflecting declines in the outstanding balance of bond investment trusts. Non-interest expenses increased by 6% from ¥ 17,677 million for the six months ended September 30, 2002 to ¥ 18,709 million for the six months ended September 30, 2003, mainly due to a special withdrawal charge paid to the Japan Securities Dealers Employees Pension Fund by Nomura Asset Management Co., Ltd. As a result, Income before income taxes was ¥ 2,429 million for the six months ended September 30, 2002 and Loss before income taxes was ¥ 2,407 million for the six months ended September 30, 2003.

Other Operating Results

Other operating results include gain (loss) on investment securities, equity in earnings (losses) of affiliates and other financial adjustments. Please refer to Note to the consolidated financial information for a reconciliation of segment results to income statement information. Loss before income taxes in Other increased from ¥ 1,587 million for the six months ended September 30, 2002 to ¥ 5,861 million for the six months ended September 30, 2003.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	September 30,	March 31,	September 30,
	2002	2003	2003
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥159,694	¥491,237	¥654,158
Time deposits	416,930	422,570	313,608
Deposits with stock exchanges and other segregated cash	37,717	41,702	63,605

	614,341	955,509	1,031,371

Loans and receivables:
Loans receivable	509,691	436,371	423,216
Receivables from customers	173,539	404,388	505,251
Receivables from other than customers	273,977	311,665	452,095
Receivables under resale agreements and securities borrowed transactions	6,916,802	8,603,170	11,999,160
Securities pledged as collateral	3,667,215	3,359,807	5,020,151
Allowance for doubtful accounts	(18,812)	(15,159)	(6,789)

	11,522,412	13,100,242	18,393,084

Trading assets and private equity investments:
Securities inventory	4,794,443	5,152,393	5,966,971
Derivative contracts	417,724	503,417	526,306
Private equity investments	270,679	270,890	277,294

	5,482,846	5,926,700	6,770,571

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of million at September 30, 2002, ¥ 177,374 million at March 31, 2003 and ¥ 173,713 million at September 30, 2003, respectively)	181,359	184,868	180,891
Lease deposits	77,842	65,211	71,964
Non-trading debt securities	402,479	270,120	201,716
Investments in equity securities	170,690	138,084	150,465
Investments in and advances to affiliated companies	263,892	223,970	203,507
Deferred tax assets	112,682	112,313	99,283
Other assets	135,073	192,429	136,035

	1,344,017	1,186,995	1,043,861

Total assets	¥18,963,616	¥21,169,446	¥27,238,887

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	September 30, 2002	March 31, 2003	September 30, 2003
LIABILITIES AND SHAREHOLDERS’ EQUITY
Payables, borrowings and deposits:
Payables to customers	¥263,265	¥180,565	¥207,540
Payables to other than customers	193,430	384,910	415,765
Payables under repurchase agreements and securities loaned transactions	9,728,958	10,952,135	13,695,818
Short-term borrowings	1,813,442	1,497,468	1,429,608
Time and other deposits received	196,611	256,184	301,516

	12,195,706	13,271,262	16,050,247

Trading liabilities:
Securities sold but not yet purchased	2,538,738	3,401,715	6,427,291
Derivative contracts	360,001	487,005	530,011

	2,898,739	3,888,720	6,957,302

Other liabilities:
Accrued income taxes	19,024	28,608	58,269
Accrued pension and severance costs	57,083	86,582	87,157
Other	236,213	296,509	239,811

	312,320	411,699	385,237

Long-term borrowings	1,824,230	1,955,437	2,140,553

Total liabilities	17,230,995	19,527,118	25,533,339

Commitments and contingencies (See Note)

Shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares Issued—1,965,919,860 shares at September 30, 2002, March 31, 2003 and September 30, 2003	182,800	182,800	182,800

Additional paid-in capital	151,066	151,328	153,491

Retained earnings	1,447,291	1,407,028	1,479,150

Accumulated other comprehensive (loss) income
Minimum pension liability adjustment	(23,900)	(41,558)	(39,735)
Cumulative translation adjustments	(23,766)	(22,329)	(37,588)

	(47,666)	(63,887)	(77,323)

	1,733,491	1,677,269	1,738,118
Less—Common stock held in treasury, at cost—510,599 shares, 25,556,340 shares and 24,137,689 shares at September 30, 2002, March 31, 2003 and September 30, 2003, respectively	(870)	(34,941)	(32,570)

Total shareholders’ equity	1,732,621	1,642,328	1,705,548

Total liabilities and shareholders’ equity	¥18,963,616	¥21,169,446	¥27,238,887

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen		% Change	Millions of yen
	For the six months ended			For the year ended
	September 30, 2002 (A)	September 30, 2003 (B)	(B-A)/(A)	March 31, 2003
Revenue:
Commissions	¥80,776	¥89,719	11.1%	¥141,640
Fees from investment banking	33,913	34,358	1.3	81,847
Asset management and portfolio service fees	46,095	30,757	(33.3)	79,290
Net gain on trading	66,149	147,529	123.0	172,308
Interest and dividends	206,913	217,880	5.3	401,924
(Loss) gain on investments in equity securities	(10,419)	31,769	—	(41,288)
Gain (loss) on private equity investments	(2,892)	6,598	—	(14,391)
Other	9,718	14,768	52.0	19,589

Total revenue	430,253	573,378	33.3	840,919
Interest expense	146,838	158,604	8.0	274,645

Net revenue	283,415	414,774	46.3	566,274

Non-interest expenses:
Compensation and benefits	121,283	133,589	10.1	244,167
Commissions and floor brokerage	10,030	9,529	(5.0)	20,844
Information processing and communications	37,409	38,410	2.7	77,389
Occupancy and related depreciation	29,100	26,825	(7.8)	57,152
Business development expenses	13,677	10,411	(23.9)	24,361
Other	31,279	36,759	17.5	94,952

	242,778	255,523	5.2	518,865

Income before income taxes and cumulative effect of accounting change	40,637	159,251	291.9	47,409

Income tax expense:
Current	13,844	65,511	373.2	25,519
Deferred	5,522	7,054	27.7	11,776

	19,366	72,565	274.7	37,295

Income before cumulative effect of accounting change	21,271	86,686	307.5	10,114
Cumulative effect of accounting change	109,799	—	—	109,799

Net income	¥131,070	¥86,686	(33.9)	¥119,913

Per share of common stock:
	Yen		% Change	Yen
Basic-
Income before cumulative effect of accounting change	¥10.82	¥44.71	313.2%	¥5.17
Cumulative effect of accounting change	55.86	—	—	56.09

Net income	¥66.68	¥44.71	(32.9)	¥61.26

Diluted-
Income before cumulative effect of accounting change	¥10.82	¥44.71	313.2	¥5.17
Cumulative effect of accounting change	55.86	—	—	56.09

Net income	¥66.68	¥44.71	(32.9)	¥61.26

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

(UNAUDITED)

Basis of Financial Information:

The consolidated financial information includes the accounts of Nomura Holdings, Inc. (the “Company”) and other entities in which it has a controlling financial interest (The Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura”).

The consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial information as of and for the year ended March 31, 2003 has been derived from the audited March 31, 2003 consolidated financial statements included in the Company’s annual report filed with the Securities and Exchange Commission on Form 20-F. The interim consolidated financial information as of September 30, 2003 and 2002 and for the six-month periods then ended is unaudited; however, in the opinion of management, such information includes all adjustments, consisting only of normal and recurring items, necessary for a fair presentation. Certain footnote disclosures, including Nomura’s significant accounting policies, which are normally required under U.S. GAAP have been omitted. Accordingly, the unaudited interim financial information should be read in conjunction with the audited consolidated financial statements included in the Company’s annual report. The nature of Nomura business is such that the results of operations for any interim period are not necessarily indicative of the results for the entire fiscal year.

Credit and investment commitments and guarantees:

Commitments—

In connection with its banking/financing activities, Nomura has provided to counterparties through subsidiaries, commitments to extend credit, which generally have a fixed expiration date. In connection with its investment banking activities, Nomura has entered into agreements with customers under which Nomura has committed to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit. Nomura has also had commitments in connection with its merchant banking activities.

Contractual amounts of these commitments were as follows:

	Millions of yen
	September 30, 2003	March 31, 2003
Commitments to extend credit and commitments in connection with merchant banking activities	¥156,965	¥247,344

Guarantees—

Nomura enters into, in the normal course of its subsidiaries’ banking/financing activities, various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date. In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee under FIN No. 45. Contractual amounts of these guarantees, other than derivative contract, for which the fair values are recorded on the consolidated balance sheets at fair value, were as follows:

	Millions of yen
	September 30, 2003	March 31, 2003
Standby letters of credit and other guarantees	¥24,139	¥49,449

Change in consolidated retained earnings:

	Millions of yen
	For the six months ended	For the year ended
	September 30, 2003	March 31, 2003
Balance at beginning of period	¥1,407,028	¥1,316,221
Net income	86,686	119,913
Dividends	(14,564)	(29,106)

Balance at end of period	¥1,479,150	¥1,407,028

Segment Information-Operating segment:

Business segments’ results are shown in the following table.

	Millions of yen
	Domestic Retail	Global Wholesale	Asset Management	Other (Inc. elimination)	Total
Six months ended September 30, 2002
Non-interest revenue	¥122,573	¥97,645	¥20,138	¥2,956	¥243,312
Net interest revenue	1,204	47,510	(32)	11,393	60,075

Net revenue	123,777	145,155	20,106	14,349	303,387
Non-interest expenses	108,429	99,707	17,677	15,936	241,749

Income (loss) before income taxes	¥15,348	¥45,448	¥2,429	¥(1,587)	¥61,638

Six months ended September 30, 2003
Non-interest revenue	¥149,787	¥163,829	¥15,231	¥(10,637)	¥318,210
Net interest revenue	775	45,279	1,071	12,151	59,276

Net revenue	150,562	209,108	16,302	1,514	377,486
Non-interest expenses	111,117	113,756	18,709	7,375	250,957

Income (loss) before income taxes	¥39,445	¥95,352	¥(2,407)	¥(5,861)	¥126,529

	Change (%)
Income (loss) before income taxes
Six months ended September 30, 2003 vs. 2002	157.0	109.8	—	—	105.3

	Millions of yen
Year ended March 31, 2003
Non-interest revenue	¥246,938	¥196,675	¥34,828	¥(2,966)	¥475,475
Net interest revenue	2,313	101,794	2,232	20,939	127,278

Net revenue	249,251	298,469	37,060	17,973	602,753
Non-interest expenses	213,562	207,436	33,866	58,678	513,542

Income (loss) before income taxes	¥35,689	¥91,033	¥3,194	¥(40,705)	¥89,211

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/(loss) before income taxes in “Other”

	Millions of yen
	For the six months ended		For the year ended
	September 30, 2002	September 30, 2003	March 31, 2003
(Loss)/gain on undesignated hedging instruments included in Net gain on trading	(¥1,753)	(¥11,680)	¥2,065
Gain/(loss) on investment securities	10,892	(556)	(561)
Equity in income/(losses) of affiliates	353	2,394	(3,842)
Corporate items	(678)	(8,461)	(9,356)
Impairment loss on investment in an affiliated company	—	—	(21,165)
Others	(10,401)	12,442	(7,846)

Total	(¥1,587)	(¥5,861)	(¥40,705)

The table below presents a reconciliation of the combined segment information included in the table on the previous page to reported net revenue and income before income taxes and cumulative effect of accounting change in the consolidated income statement information.

	Millions of yen
	For the six months ended		For the year ended
	September 30, 2002	September 30, 2003	March 31, 2003
Net revenue	¥303,387	¥377,486	¥602,753
Unrealized (loss)/gain on investments in equity securities held for relationship purposes	(21,675)	33,039	(43,017)
Effect of consolidation/deconsolidation of the private equity investee companies	1,703	4,249	6,538

Consolidated net revenue	¥283,415	¥414,774	¥566,274

Income before income taxes	¥61,638	¥126,529	¥89,211
Unrealized (loss)/gain on investments in equity securities held for relationship purposes	(21,675)	33,039	(43,017)
Effect of consolidation/deconsolidation of the private equity investee companies	674	(317)	1,215

Consolidated income before income taxes and cumulative effect of account change	¥40,637	¥159,251	¥47,409

“Commissions received” and “Net gain on trading” consist of the following:

Commissions received

	Millions of yen		% Change	Millions of yen
	For the six months ended			For the year ended
	September 30, 2002 (A)	September 30, 2003 (B)	(B-A)/(A)	March 31, 2003
Commissions	¥ 80,776	¥ 89,719	11.1	¥141,640

Brokerage Commissions	47,290	64,258	35.9	85,157
Commissions for Distribution of Investment Trust	18,004	15,341	(14.8)	30,507

Fees from Investment Banking	33,913	34,358	1.3	81,847

Underwriting and Distribution	25,611	27,865	8.8	62,365
M&A/Financial Advisory Fees	7,163	6,424	(10.3)	16,803

Asset Management and Portfolio Service Fees	46,095	30,757	(33.3)	79,290

Asset Management Fees	41,461	25,759	(37.9)	70,181
Total	¥160,784	¥154,834	(3.7)	¥302,777

Net gain on trading

	Millions of yen		% Change	Millions of yen
	For the six months ended			For the year ended
	September 30, 2002 (A)	September 30, 2003 (B)	(B-A)/(A)	March 31, 2003
Merchant Banking	¥ (2,246)	¥ 1,155	—	¥ 2,779
Equity Trading	15,064	52,866	250.9	35,919
Fixed Income and Other Trading	53,331	93,508	75.3	133,610

Total	¥ 66,149	¥147,529	123.0	¥172,308

Non-Consolidated Balance Sheet (As of September 30, 2003)

			(Millions of yen)
	September 30, 2002	March 31, 2003	September 30, 2003
ASSETS
Current Assets	508,817	652,450	842,903

Cash and cash deposits	3,336	11,239	4,815
Short-term loans receivable	454,990	578,420	772,846
Deferred tax assets	19,705	9,260	8,924
Other current assets	31,316	54,242	56,320
Allowance for doubtful accounts	(531)	(712)	(3)
Fixed Assets	1,538,288	1,468,663	1,479,018

Tangible fixed assets	44,433	43,518	40,739
Intangible assets	60,572	66,494	66,545
Investments and others	1,433,281	1,358,650	1,371,732
Investment securities	161,179	129,853	144,724
Investments in subsidiaries and affiliates (at cost)	1,025,489	1,096,164	1,107,838
Long-term loans receivable from subsidiaries	120,000	—	—
Long-term guarantee deposits	60,809	54,187	54,145
Deferred tax assets	48,483	61,326	45,372
Other investments	17,453	17,120	19,687
Allowance for doubtful accounts	(133)	(1)	(34)

TOTAL ASSETS	2,047,106	2,121,113	2,321,921

LIABILITIES
Current Liabilities	204,860	256,253	445,827

Short-term borrowings	—	101,500	202,000
Bond with maturity of less than one year	28,641	—	2,631
Payables to customers and others	158,294	131,677	189,792
Accrued income taxes	1	1,596	32,090
Other current liabilities	17,924	21,479	19,313
Long-term liabilities	432,747	522,824	520,528

Bonds payable	62,631	122,631	120,000
Long-term borrowings	369,500	399,500	399,500
Other long-term liabilities	616	693	1,028

TOTAL LIABILITIES	637,607	779,077	966,356

SHAREHOLDERS’ EQUITY
Common stock	182,799	182,799	182,799

Capital reserves	112,504	112,504	114,303

Additional paid-in capital	112,504	112,504	112,504
Other capital reserves	—	—	1,799
Earned surplus	1,089,019	1,065,929	1,055,710

Earned surplus reserve	81,858	81,858	81,858
Voluntary reserve	990,041	990,041	950,038
Unappropriated retained earnings (deficit)	17,119	(5,969)	23,814
Net unrealized gain on investments	26,045	14,211	33,788

Treasury stock	(870)	(33,409)	(31,037)

TOTAL SHAREHOLDERS’ EQUITY	1,409,498	1,342,035	1,355,565

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,047,106	2,121,113	2,321,921

Non-Consolidated Statement of Income (April 1, 2003—September 30, 2003)

				(Millions of yen)
	Six Months Ended September 30, 2002 (A)	Six Months Ended September 30, 2003 (B)	Comparison (B-A)/(A)	Fiscal Year Ended March 31, 2003

Operating revenue	50,064	66,694	33.2%	102,633

Property and equipment fee revenue	29,077	29,456	1.3	60,901
Rent revenue	15,101	14,793	(2.0)	30,796
Royalty on trademark	2,821	2,926	3.7	5,177
Dividend from subsidiaries and affiliates	—	16,420	—	—
Others	2,806	3,097	10.4	5,355
Interest income	257	0	(99.9)	403

Operating expenses	44,948	46,089	2.5	92,596

Compensation and benefits	481	332	(31.0)	605
Rental and maintenance	16,558	15,956	(3.6)	34,151
Data processing and office supplies	10,791	10,352	(4.1)	21,844
Depreciation and amortization	11,479	12,999	13.2	24,080
Others	3,913	4,274	9.2	8,256
Interest expenses	1,724	2,174	26.1	3,657

Operating income	5,116	20,605	302.8	10,036
Non-operating income	2,659	1,285	(51.6)	3,824
Non-operating expenses	534	139	(73.9)	3,119
Ordinary income	7,240	21,751	200.4	10,742
Special profits	12,210	3,033	(75.2)	16,498
Special losses	934	3,187	241.2	44,773
Profit (loss) before income taxes	18,517	21,597	16.6	(17,531)
Income taxes—current	(19,579)	(848)	—	(39,527)
Income taxes—deferred	27,832	3,238	(88.4)	34,821
Net profit (loss)	10,264	19,207	87.1	(12,825)
Unappropriated retained earnings brought forward	6,855	4,606	(32.8)	6,855
Unappropriated retained earnings (deficit)	17,119	23,814	39.1	(5,969)